Exhibit 99.1

New Gold Achieves Targeted Throughput Increase at New Afton Ahead of Schedule

Provides Preliminary Third Quarter Production and Cost Results

(All figures are in US dollars unless otherwise indicated)

October 21, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces that its New Afton Mine has successfully achieved the targeted increase in throughput to 12,000 tonnes per day, from a design capacity of 11,000 tonnes per day, three months ahead of schedule. The combination of the increased throughput, and higher grades and recoveries, resulted in increased production of both gold and copper during the third quarter at New Afton. As the company is hosting an analyst tour to New Afton on October 22, 2013, New Gold today provides preliminary third quarter production and cost results for New Afton as well as the balance of its portfolio of operating mines. The preliminary production and cost information provided reflects approximate figures and may differ slightly from the company’s third quarter earnings, which will be announced on October 29, 2013.
New Afton Update

•	Average mill throughput of 12,396 tonnes per day in September 2013

o	Represents 13% increase over 11,000 tonne per day design capacity

•	Average mill throughput of 11,967 tonnes per day during third quarter of 2013

•	Gold grade continued to reconcile positively against block model

•	80% increase in gold production to 25,220 ounces from 14,014 ounces in the third quarter of 2012

•	88% increase in copper production to 20.9 million pounds from 11.1 million pounds

•	Operation successfully tested over five-day period at rates of 14,000 to 15,500 tonnes per day

•	Continued positive exploration results at both the C-Zone and East Cave Extension targets

Consolidated 2013 Third Quarter Production and Cost Summary

•	Lowest cost quarter in the company’s history

•	All-in sustaining costs(1) of $779 per ounce

o	Total cash costs(2) of $280 per ounce compared to $443 per ounce in the prior year period

•	Gold production of 94,038 ounces compared to 104,577 ounces in the third quarter of 2012

o	Copper production increased by 67% to 23.7 million pounds from 14.2 million pounds

•	Cash and cash equivalents of $429 million at September 30, 2013

“The third quarter saw our company deliver on a number of very important objectives, however, it also brought with it certain challenges,” stated Randall Oliphant, Executive Chairman. “The combination of successfully increasing New Afton’s throughput and further reducing our costs positions us well going forward. At the same time, we are disappointed that the operational challenges we encountered at Cerro San Pedro and Mesquite have negatively impacted our quarterly and year-to-date production.”

New Gold will provide an update on its production and cost outlook for the fourth quarter and full year 2013 as part of its third quarter earnings announcement on October 29, 2013.

New Afton Update

Successfully Achieved Targeted Throughput Increase Ahead of Schedule

New Afton continued to build on its strong first half performance during the quarter. New Afton achieved records in multiple key operational categories during the quarter, including: average daily throughput, gold and copper grades, gold recovery and, most importantly, gold and copper production. At the beginning of 2013, New Gold’s objective was to steadily increase the throughput at New Afton beyond the 11,000 tonne per day design capacity, with the goal of averaging 12,000 tonnes per day by the end of the year. Through the dedicated efforts of the New Afton team, the mine reached this goal three months ahead of schedule, averaging 12,396 tonnes per day during the month of September. The combination of this record throughput, robust gold and copper grades, and steady recoveries resulted in continued increases in production of both gold and copper at New Afton. Gold grades were 0.82 grams per tonne, up from 0.67 grams per tonne in the prior year quarter and 0.78 grams per tonne in the second quarter of 2013. Copper grades were 0.98% compared to 0.72% in the prior year quarter and 0.96% in the second quarter of 2013. Recoveries were 87% for gold and 88% for copper, significantly higher than the third quarter of 2012 and consistent with the second quarter of 2013, despite the impact of the higher throughput. New Afton produced 25,220 ounces of gold and 20.9 million pounds of copper during the third quarter of 2013. With year-to-date production of 61,966 ounces of gold and 51.4 million pounds of copper, New Afton remains well on track to achieve its full year 2013 production estimates of 75,000 to 85,000 ounces of gold and 66 to 74 million pounds of copper.

Looking to Unlock Further Value with Additional Throughput Expansion Opportunity

In parallel with reaching the interim target of the 12,000 tonne per day throughput rate, the New Afton team has also been looking at opportunities to further increase the value of the operation by driving towards an even higher throughput level. During the third quarter, over a five-day period, the operation was run at rates between 14,000 and 15,500 tonnes per day to better assess which elements of the mining and milling processes could be further optimized at these higher levels. The underground mining operations performed well at the higher rates and demonstrated an ability to readily move well beyond 12,000 tonnes of ore to surface daily. The combination of 77 completed drawbells and the excess capacity of the crusher and conveyor system provides flexibility for the underground operations to move to a sustainably higher rate. The mill also handled the higher throughput levels, however, as anticipated, grind size increased and a decrease in recovery was seen as the mill moved to progressively higher rates. Currently, the company is evaluating low capital cost alternatives that should enable the mine to yield recoveries from the high 80% to low 90% rate, depending on ore type, when operating at higher throughput levels. Though the trade-offs are still in the process of being considered, this could include the addition of a tower mill for tertiary grinding at the back end of the grinding circuit as well as some additional flotation capacity.

As New Afton generated over 60% of New Gold’s earnings from mine operations in the second quarter of 2013, the company believes that looking at low incremental capital cost alternatives to increase the annual production of gold and copper, thus further increasing near-term cash flow, is one of the most compelling strategies to generate value for the benefit of New Gold’s shareholders.

After achieving the 12,000 tonne per day target ahead of schedule, New Gold’s goal is to now move New Afton toward a sustainable 14,000 tonne per day operation. The company intends to provide a further update on the timeline and estimated capital cost to achieve this objective as part of its annual investor and analyst day in early 2014.

Focused on the Future with Ongoing Exploration

The company’s exploration efforts at New Afton continue to focus on two key areas, the East Cave Extension and the C-Zone. The East Cave Extension is an area of mineralization that extends laterally from the main B-Zone reserve and lies beneath the previously mined Afton open pit. In the second half of 2012, the company successfully delineated additional resources in this area to extend New Afton’s mine life. In 2013, New Gold’s exploration team completed an additional 58 holes totaling 17,775 metres in this area with the goal of, once again, adding to the mineral reserve base. The results of the East Cave drilling program will be incorporated into an updated mineral resource and reserve estimate scheduled for completion at year-end.

The C-Zone resource, which represents the second area of exploration focus, lies immediately down plunge of the main B-Zone reserve currently being mined. The C-Zone mineral resource, summarized below, was last updated on May 1, 2013 and incorporated the results of the 2012 drill program and five holes completed in early 2013.

The 2013 C-Zone exploration program concluded in the third quarter, with 41 holes totaling 26,800 metres having been completed. Highlights of the 2013 C-Zone exploration program post the May resource update are shown below:

Note: All of the C-Zone assay results are available under the company’s profile on SEDAR at www.sedar.com as an Appendix to this news release as filed on SEDAR.

The 2013 New Afton drilling program has significantly increased the amount of drill hole data supporting the C-Zone mineral resource, both extending its limits and adding confidence to the distribution of metal grades and classification of the resource.

With the benefit of the completion of an updated C-Zone mineral resource estimate at year-end, the company plans to provide an update on how the C-Zone may factor into New Afton’s longer-term mine plan at its annual investor and analyst day to be held in early 2014.

Preliminary Production and Cost Results

Gold Production

New Afton – As previously noted, New Afton’s third quarter gold production increased by 80% when compared to the same period of the prior year. The combination of higher daily throughput, higher gold grades, which continue to reconcile favourably to the company’s plans, and higher gold recoveries led to the strong production. Collectively, these positive factors culminated in New Afton’s 2013 third quarter also delivering continued quarter-over-quarter improvement, with production increasing by 16% over the second quarter of 2013. The third quarter was the highest gold production quarter for New Afton since it commenced production in mid-2012.

Cerro San Pedro – Production at Cerro San Pedro was below that of the prior year periods due to a combination of lower ore tonnes placed on the leach pad and lower recoveries. The placement of lower ore tonnes was primarily driven by the impact of the previously announced pit wall movement. As noted in New Gold’s August 28, 2013 news release regarding the pit wall movement, the company anticipated approximately 15,000 ounces of Cerro San Pedro’s 2013 gold production would be deferred to future periods if the area immediately below the wedge of displaced material could not be accessed during the current phase of mining. The area impacted by the pit wall movement is now planned to be mined during the next phase of mining in 2014 and 2015.

As part of the same August news release, the company indicated that recoveries from the leach pad had been below expectations. The continuation of these lower recoveries also contributed to the lower production in the third quarter. Over the course of the quarter, the metallurgical team adjusted the leach solution by increasing cyanide and sodium hydroxide levels as well as adding more lime to the ore trucks. The goal of these adjustments is to optimize the leach solution in an effort to maximize the recoveries from the multiple ore types at Cerro San Pedro over time. At the same time, as a result of the above noted pit wall movement, the company had to shift its mining efforts further towards the bottom of the open pit, where the ore is more sulphidic and thus has lower recoveries, earlier than planned. Mining is scheduled to remain in this lower area through early 2014 after which the next phase of mining will move back to the top of the ore body where the material is more oxidized and should have recoveries more consistent with historical levels.

As previously disclosed, the combination of the pit wall movement and lower recoveries will result in Cerro San Pedro’s 2013 gold production being below the previous expectation of 140,000 to 150,000 ounces.

Mesquite – Mesquite’s production in both the three and nine month periods ended September 30, 2013 was below that of the prior year periods primarily due to mining of ore below both reserve grade and grades mined in the first nine months of 2012. The planned mining of lower grade ore was further impacted by a negative variance between realized and planned grades in the area of the pit that was mined during the third quarter. Per the mine plan, mining has since moved to a different area of the mine. As noted in the company’s second quarter earnings results, due to the lower year-to-date production, Mesquite’s 2013 gold production outlook will be below its guidance range of 130,000 to 140,000 ounces. Mesquite is, however, still expected to have its strongest quarter of the year in the fourth quarter.

Peak Mines – Gold production at the Peak Mines was in line with the prior year quarter. For the nine month period ended September 30, 2013, all of the key production drivers, tonnes processed, gold grades and recoveries increased, resulting in a 15% increase in gold production when compared to the same period of the prior year. With its strong year-to-date performance, Peak Mines’ full year gold production target remains in line with the original guidance range of 95,000 to 105,000 ounces.

Copper Production

Copper production increased by 67% when compared to the third quarter of 2012, driven by New Afton’s strong contribution. The continued throughput increases at New Afton, coupled with higher grades and steady recoveries, led to a 12% increase in copper production compared to the second quarter of 2013. At the Peak Mines, copper production was consistent with the prior year periods as increased tonnes processed largely offset the planned mining of lower copper grades. 2013 full year copper production remains in line with the company’s guidance of 78 to 88 million pounds.

Silver Production

Silver production in both the three and nine month periods ended September 30, 2013 was below that of the prior year periods for reasons consistent with those noted above regarding Cerro San Pedro’s gold production.

All-in Sustaining Costs(1) and Total Cash Costs(2)

On a consolidated basis, during the third quarter, both the all-in sustaining costs(1) and total cash costs(2) were the lowest in New Gold’s history. All-in sustaining costs(1), which was formally adopted as the new industry cost standard earlier this year, decreased by $90 per ounce compared to the prior year quarter and $152 per ounce when compared to the second quarter of 2013. Total cash costs(2) decreased by $163 per ounce compared to the prior year quarter and $150 per ounce compared to the second quarter of 2013. The decreases in both cost measures were attributable to the significant contribution of the low cost New Afton Mine and the company’s dedicated focus on maintaining its position as one of the industry’s lowest cost producers.

New Afton – Costs decreased when compared to the third quarter of 2012 as a result of the mine’s strong operating performance. The increase in copper production at New Afton more than offset the decrease in the average realized copper price when compared to the third quarter of the prior year. New Afton’s robust copper revenue positions the operation well to continue being a high margin contributor to New Gold’s portfolio going forward.

Cerro San Pedro – The increase in cash costs when compared to the prior periods is attributable to a combination of lower silver by-product revenue and the fixed portion of the operation’s costs being attributed to a lower gold production base. Cerro San Pedro generated $10 million, or approximately $205 per ounce, less silver by-product revenue when compared to the third quarter of the prior year due to a combination of lower silver by-product sales volumes and lower average realized silver prices. Cerro San Pedro’s all-in sustaining costs(1) of $771 per ounce continue to be well below the industry average.

Mesquite – Costs at Mesquite were higher than the prior year periods due to mining of lower grade ore, resulting in a lower production base. The impact of the lower production was partially offset by a decrease in the mine’s gross operating costs during both the three and nine month periods ended September 30, 2013. Mesquite’s all-in sustaining costs(1) decreased by $272 per ounce when compared to the second quarter of 2013.

Peak Mines – The change in total cash costs(2) at the Peak Mines during the quarter and year-to-date period was attributable to a combination of lower copper by-product revenue and increased mining costs from mining deeper portions of the Peak ore bodies. This was partially offset by the depreciation of the Australian dollar and the higher gold production base. As anticipated, total cash costs(2) decreased by $92 per ounce and all-in sustaining costs(1) decreased by $170 per ounce when compared to the second quarter of 2013.

Consistent with the World Gold Council’s all-in sustaining costs(1) guidance announced on June 27, 2013, New Gold will report this new cost metric going forward. This new non-GAAP measure is intended to provide further transparency into costs associated with producing gold. For a period of time, New Gold will also continue to show its total cash costs(2) for purposes of comparability to the company’s prior year periods.

New Gold’s third quarter all-in sustaining costs(1) were $779 per ounce, demonstrating a steady and meaningful decrease from $1,004 per ounce in the first quarter of 2013 and $931 per ounce in the second quarter. The company continues to further establish itself as one of the lowest cost producers in the industry.

“Two of our four operations, Peak Mines and particularly New Afton, had strong quarters, while Cerro San Pedro and Mesquite faced challenges,” stated Robert Gallagher, President and Chief Executive Officer. “We are very focused on improving the performance of our two open pit mines, while also ensuring New Afton and Peak Mines finish the year strongly.”

Balance Sheet

At September 30, 2013, the key components of New Gold’s consolidated statements of financial position included $429 million in cash and cash equivalents and $860 million in long-term debt. The components of the long-term debt are: $300 million of 7.00% face value senior unsecured notes due in April 2020, $500 million of 6.25% face value senior unsecured notes due in November 2022 and $76 million in El Morro funding loans, repayable out of a portion of New Gold’s share of El Morro cash flow upon the start of production.

Webcast and Conference Call

New Gold plans to announce its third quarter financial results, including an update on its 2013 outlook, prior to the market opening on Tuesday, October 29, 2013. A webcast and conference call will be held on October 29th at 9:00 a.m. Eastern Time to discuss the results. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference by calling toll-free 1-888-231-8191 or 1-647-427-7450 outside of Canada and the U.S. To listen to a recorded playback of the call after the event, please call toll-free 1-855-859-2056 or 1-416-849-0833 outside of Canada and the U.S. - Passcode 87299582. An archived webcast will also be available at www.newgold.com following the event.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold Inc.’s (“New Gold) future financial or operating performance as well as information respecting its assets, may be deemed “forward looking”. All statements in this news release, other than statements of historical fact that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. Without limiting the foregoing, examples of forward-looking information in this news release include, among others, statements with respect to: New Gold’s guidance for production, planned modifications to operations (and the cost of any such modifications) and potential opportunities to increase recovery rates, throughput rates and value, the expected impact on recoveries of adjustments to the leach solution at Cerro San Pedro, the estimation of mineral reserves and resources and the realization of mineral reserves and resources (including grades), expected future mining activities, grades and recovery rates and the timing and amount of estimated future production (including mining and milling rates), the expected life of New Gold’s mines,, exploration potential and the result of future exploration activities.

All such forward-looking statements are based on the reasonable opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions.  In addition to assumptions specifically identified in this news release, the key assumptions and estimates are discussed in New Gold’s most recent interim management discussion and analysis and technical reports filed at www.sedar.com. The estimates and assumptions upon which the forward-looking statements in this news release are based are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local legislation or regulation, or political or economic developments, in Canada, the United States, Australia and Mexico; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licences and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to New Gold's environmental authorization (EIS);; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; diminishing quantities or grades of Reserves; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; and unexpected delays and costs inherent to consulting and accommodating rights of First Nations. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s (and, in respect to information related to the acquisition of Rainy River and/or the Rainy River Gold Project, in Rainy River’s) disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and officer of New Gold. For additional information regarding such scientific and technical information, refer to New Gold's annual information form dated March 27, 2013, as well as the company's press release entitled "New Gold Announces 2013 First Quarter Results – Increases Gold and Copper Resources at New Afton C-Zone by Over 300 Percent" dated May 1, 2013.

All New Gold exploration drill hole samples are analyzed by independent analytical laboratories. Gold and copper analyses for the New Afton exploration project are done via fire assay with AA finish for gold and induction coupled plasma spectrophotometry for copper. The company maintains a strict Quality Assurance / Quality Control (“QA/QC”) program using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of New Gold’s QA/QC program include verifiable chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check and independent umpire assays. Industry standard 63.5 millimetre diameter diamond drill core is sampled at regular 2 metre intervals, halved and shipped in sealed bags to Activation Laboratories in Kamloops, British Columbia. Independent umpire check analyses are completed by SGS Laboratories, Vancouver, British Columbia.

Non-GAAP Measures

(1) ALL-IN SUSTAINING COSTS

Consistent with the guidance announced earlier in 2013 from the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” as the sum of total cash costs, sustaining capital expenditures, corporate general & administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs. New Gold believes this non-GAAP measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. All-in sustaining costs constitute a non-GAAP measure and are intended to provide additional information only and do not have any standardized meaning under IFRS. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. A reconciliation to the nearest IFRS measure will be provided in the MD&A accompanying the quarterly financial statements.

(2) TOTAL CASH COSTS

“Total cash costs” per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation to the nearest IFRS measure will be provided in the MD&A accompanying the quarterly financial statements.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

Drill Assay Summary

C-Zone

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA12-001		1	464	464	0.03	0.02
EA12-001		464	490	26	1.09	1.21
EA12-001	includes	476	488	12	1.72	2.10
EA12-001		490	569	79	0.08	0.12
EA12-002		2	248	246	0.11	0.06
EA12-002		248	264	16	0.17	0.16
EA12-002		264	441	177	0.88	1.21
EA12-002	includes	264	362	98	1.15	1.53
EA12-003		0	300	300	0.10	0.03
EA12-003		300	313	13	0.58	0.20
EA12-004		0	424	424	0.03	0.02
EA12-004		424	530	106	0.07	0.09
EA12-005		0	98	98	0.05	0.03
EA12-005		98	160	62	0.27	0.02
EA12-005		160	178	18	0.39	0.03
EA12-005		178	424	246	0.07	0.02
EA12-005		424	478	54	1.56	1.56
EA12-005	includes	426	446	20	1.82	2.13
EA12-005	includes	454	468	14	2.11	1.52
EA12-005		478	554	76	0.15	0.07
EA12-006		2	452	450	0.03	0.02
EA12-006		452	458	6	0.64	0.56
EA12-006		458	498	40	0.05	0.03
EA12-006		498	526	28	0.37	0.34
EA12-006		526	546	20	0.14	0.13
EA12-007		0	424	424	0.08	0.03
EA12-007		424	494	70	1.21	1.20
EA12-007	includes	428	440	12	2.97	2.97
EA12-007		494	546	52	0.20	0.18
EA12-008		0	428	428	0.04	0.02
EA12-008		428	448	20	1.25	1.49
EA12-008	includes	430	440	10	1.75	2.25
EA12-008		448	530	82	0.05	0.04
EA12-009		0	126	126	0.08	0.05
EA12-009		126	134	8	0.27	0.42
EA12-009		134	262	128	0.09	0.03
EA12-009		262	286	24	0.33	0.05
EA12-009		286	376	90	0.53	0.75
EA12-009		376	396	20	0.04	0.02
EA12-009		396	444	48	1.89	1.66
EA12-009	includes	404	428	24	2.43	2.33
EA12-009		444	480	36	0.21	0.08
EA12-009		480	494	14	0.21	0.27
EA12-009		494	521	27	0.06	0.04

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA12-010		0	242	242	0.03	0.01
EA12-010		242	262	20	0.34	0.08
EA12-010		262	442	180	0.05	0.02
EA12-010		442	468	26	1.21	1.22
EA12-010		468	516	48	0.13	0.06
EA12-010		516	548	32	0.28	0.16
EA12-011		0	162	162	0.11	0.06
EA12-011		162	174	12	0.36	0.12
EA12-011		174	194	20	0.05	0.07
EA12-011		194	230	36	0.31	0.09
EA12-011		230	294	64	0.11	0.02
EA12-011		294	318	24	0.39	0.03
EA12-011		318	346	28	0.15	0.02
EA12-011		346	358	12	1.54	0.63
EA12-011		358	418	60	0.07	0.02
EA12-011		418	470	52	1.59	1.35
EA12-011	includes	432	446	14	2.93	2.47
EA12-011		470	528	58	0.57	0.50
EA12-011		528	555	27	0.12	0.08
EA12-012		0	82	82	0.41	0.04
EA12-012		82	148	66	0.28	0.15
EA12-012		148	290	142	0.07	0.04
EA12-012		290	314	24	0.83	0.78
EA12-012		314	406	92	0.08	0.06
EA12-012		406	426	20	0.39	0.42
EA12-012		426	480	54	0.09	0.06
EA12-012		480	502	22	1.62	1.55
EA12-012		502	517	15	0.18	0.14
EA12-013		0	462	462	0.04	0.02
EA12-013		462	506	44	0.29	0.41
EA12-013		506	558	52	0.08	0.09
EA12-014		1	144	143	0.11	0.03
EA12-014		144	174	30	0.41	0.07
EA12-014		174	214	40	0.16	0.13
EA12-014		214	256	42	0.24	0.40
EA12-014		256	459	203	0.10	0.04
EA12-015		0	72	72	0.09	0.02
EA12-015		72	138	66	0.32	0.10
EA12-015		138	225	87	0.06	0.01
EA12-016		2	646	644	0.03	0.02
EA12-016		646	685	39	0.64	1.04
EA12-016	includes	646	668	22	0.73	1.28
EA12-017		0	61	61	0.06	0.03
EA12-017		61	81	20	0.70	0.05
EA12-017		81	172	91	0.32	0.04

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA12-018		1	156	155	0.15	0.03
EA12-018		156	166	10	2.16	0.18
EA12-018		166	212	46	0.11	0.13
EA12-018		212	234	22	0.24	0.30
EA12-018		234	328	94	0.07	0.06
EA12-018		328	362	34	0.27	0.45
EA12-018		362	439	77	0.10	0.05
EA12-019		0	92	92	0.06	0.02
EA12-019		92	134	42	0.21	0.03
EA12-019		134	166	32	0.09	0.01
EA12-019		166	252	86	0.33	0.05
EA12-019		252	322	70	0.12	0.06
EA12-019		322	460	138	0.06	0.02
EA12-019		460	626	166	1.23	1.30
EA12-019	includes	464	530	66	2.16	2.18
EA12-019		626	634	8	0.02	0.05
EA12-020		1	348	347	0.04	0.02
EA12-020		348	368	20	0.28	0.01
EA12-020		368	637	269	0.05	0.04
EA12-021		0	58	58	0.05	0.03
EA12-021		58	66	8	2.62	0.13
EA12-021		66	110	44	0.03	0.01
EA12-021		110	122	12	0.36	0.01
EA12-021		122	418	296	0.08	0.01
EA12-021		418	432	14	0.42	0.08
EA12-021		432	440	8	1.16	1.24
EA12-021		440	488	48	0.03	0.01
EA12-021		488	524	36	1.62	1.28
EA12-021		524	564	40	0.31	0.08
EA12-021		564	597	33	1.38	1.69
EA12-022		0	184	184	0.06	0.01
EA12-022		184	194	10	0.89	0.19
EA12-022		194	292	98	0.07	0.01
EA12-022		292	302	10	1.31	0.10
EA12-022		302	504	202	0.05	0.02
EA12-022		504	626	122	0.98	0.70
EA12-022	includes	524	550	26	1.89	0.79
EA12-022	includes	580	588	8	1.62	1.12
EA12-022		626	640	14	0.16	0.02
EA12-023		0	304	304	0.02	0.02
EA12-023		304	334	30	0.30	0.05
EA12-023		334	574	240	0.05	0.01
EA12-023		574	624	50	1.12	1.07
EA12-023	includes	598	622	24	1.61	1.32
EA12-023		624	694	70	0.19	0.17

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA12-024		0	306	306	0.09	0.02
EA12-024		306	412	106	0.66	0.07
EA12-024		412	574	162	0.03	0.02
EA12-024		574	674	100	1.19	1.14
EA12-024	includes	602	620	18	2.84	2.03
EA12-024		674	694	20	0.17	0.17
EA12-024		694	730	36	0.96	1.18
EA12-024		730	742	12	0.07	0.02
EA12-025		0	186	186	0.07	0.04
EA12-025		186	216	30	0.48	0.12
EA12-025		216	496	280	0.06	0.02
EA12-025		496	602	106	1.20	1.02
EA12-025	includes	592	602	10	1.48	2.31
EA12-025		602	631	29	0.06	0.04
EA12-026		0	518	518	0.03	0.02
EA12-026		518	542	24	0.08	0.14
EA12-026		542	572	30	0.43	1.12
EA12-026	includes	544	554	10	0.06	1.83
EA12-026		572	608	36	0.02	0.06
EA13-027		0	228	228	0.09	0.02
EA13-027		228	240	12	0.36	0.14
EA13-027		240	274	34	0.18	0.02
EA13-027		274	284	10	0.82	0.10
EA13-027		284	294	10	0.16	0.05
EA13-027		294	308	14	0.49	0.02
EA13-027		308	320	12	0.08	0.02
EA13-027		320	332	12	0.59	0.06
EA13-027		332	614	282	0.08	0.03
EA13-027		614	622	8	0.49	1.02
EA13-027		622	636	14	0.16	0.16
EA13-027		636	676	40	0.82	0.94
EA13-027	includes	652	660	8	1.43	1.79
EA13-027		676	696	20	0.08	0.08
EA13-028		0	628	628	0.04	0.03
EA13-028		628	650	22	0.35	0.43
EA13-029		0	332	332	0.04	0.02
EA13-029		332	354	22	0.38	0.01
EA13-029		354	384	30	0.04	0.00
EA13-029		384	464	80	0.08	0.02
EA13-029		464	502	38	0.93	1.18
EA13-029	includes	464	484	20	1.02	1.64
EA13-029		502	577	75	0.04	0.05

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-030		1	306	305	0.10	0.02
EA13-030		306	314	8	0.44	0.42
EA13-030		314	532	218	0.04	0.02
EA13-030		532	548	16	0.11	0.35
EA13-030		548	614	66	0.38	0.55
EA13-030		614	628	14	0.02	0.02
EA13-030		628	638	10	0.40	1.22
EA13-030		638	648	10	0.05	0.11
EA13-030		648	662	14	0.64	0.87
EA13-030		662	676	14	0.41	0.17
EA13-030		676	764	88	0.10	0.05
EA13-031		0	644	644	0.07	0.02
EA13-031		644	708	64	0.86	1.33
EA13-031	includes	644	656	12	0.50	1.82
EA13-031	includes	662	694	30	1.28	1.70
EA13-031		708	736	28	0.10	0.09
EA13-032		0	94	94	0.03	0.01
EA13-032		94	104	10	0.93	0.02
EA13-032		104	194	90	0.13	0.01
EA13-032		194	206	12	0.43	0.04
EA13-032		206	304	98	0.13	0.04
EA13-032		304	328	24	0.47	0.03
EA13-032		328	478	150	0.04	0.01
EA13-032		478	622	144	0.92	1.10
EA13-032	includes	484	542	58	1.52	1.14
EA13-032	includes	546	554	8	0.60	1.43
EA13-032	includes	564	572	8	0.62	1.72
EA13-032	includes	606	620	14	0.78	1.69
EA13-033		0	254	254	0.05	0.02
EA13-033		254	294	40	0.87	0.03
EA13-033	includes	260	270	10	1.68	0.04
EA13-033		294	564	270	0.08	0.06
EA13-033		564	592	28	0.09	0.30
EA13-033		592	624	32	0.02	0.07
EA13-033		624	638	14	0.17	0.30
EA13-033		638	658	20	0.55	0.86
EA13-033	includes	638	646	8	0.79	1.36
EA13-033		658	681	23	0.13	0.18
EA13-034		0	488	488	0.04	0.02
EA13-034		488	536	48	0.21	0.03
EA13-034		536	572	36	0.66	0.09
EA13-034		572	594	22	0.40	0.05
EA13-034		594	744	150	0.06	0.01
EA13-034		744	810	66	0.90	0.93
EA13-034	includes	766	778	12	1.47	1.27
EA13-034		810	838	28	0.21	0.42
EA13-034		838	849	11	0.04	0.03

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-035		0	272	272	0.07	0.06
EA13-035		272	312	40	1.22	0.10
EA13-035	includes	282	302	20	1.85	0.12
EA13-035		312	635	323	0.07	0.08
EA13-036		0	310	310	0.02	0.02
EA13-036		310	322	12	0.25	0.04
EA13-036		322	344	22	0.74	0.10
EA13-036	includes	324	330	6	0.94	0.17
EA13-036		344	364	20	0.18	0.03
EA13-036		364	380	16	0.68	0.05
EA13-036		380	400	20	0.17	0.01
EA13-036		400	432	32	0.41	0.08
EA13-036		432	592	160	0.04	0.01
EA13-036		592	678	86	1.51	1.66
EA13-036	includes	602	646	44	2.32	2.62
EA13-036	includes	668	674	6	1.36	0.86
EA13-036		678	725	47	0.04	0.04
EA13-037		0	232	232	0.05	0.02
EA13-037		232	274	42	0.63	0.07
EA13-037		274	290	16	0.17	0.02
EA13-037		290	304	14	0.41	0.04
EA13-037		304	318	14	0.11	0.02
EA13-037		318	330	12	0.79	0.08
EA13-037		330	566	236	0.05	0.03
EA13-037		566	620	54	0.25	1.21
EA13-037		620	630	10	0.18	0.28
EA13-037		630	652	22	1.86	2.30
EA13-037	includes	634	644	10	1.72	2.55
EA13-037		652	668	16	0.11	0.15
EA13-037		668	678	10	1.28	1.55
EA13-037		678	686	8	0.04	0.03
EA13-038		0	350	350	0.04	0.02
EA13-038		350	392	42	0.25	0.03
EA13-038		392	448	56	0.02	0.01
EA13-038		448	456	8	0.27	0.09
EA13-038		456	576	120	0.03	0.01
EA13-038		576	598	22	1.25	1.21
EA13-038	includes	584	596	12	1.87	1.88
EA13-038		598	654	56	0.12	0.07
EA13-042		0	182	182	0.03	0.03
EA13-042		182	194	12	0.08	0.91
EA13-042		194	272	78	0.03	0.04
EA13-042		272	320	48	0.51	0.94
EA13-042	includes	290	296	6	1.74	3.21
EA13-042		320	324	4	0.06	0.13

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-045		2	226	224	0.00	0.00
EA13-045		226	252	26	0.49	0.16
EA13-045		252	266	14	0.13	0.05
EA13-045		266	322	56	0.92	0.67
EA13-045	includes	274	280	6	2.47	0.18
EA13-045	includes	280	294	14	1.15	0.32
EA13-045		322	526	204	0.05	0.05
EA13-045		526	588	62	0.85	1.13
EA13-045	includes	528	536	8	0.93	1.34
EA13-045	includes	570	580	10	1.00	1.81
EA13-045	includes	582	588	6	1.51	1.62
EA13-045		588	606	18	0.08	0.15
EA13-045		606	616	10	0.25	0.56
EA13-045		616	632	16	0.03	0.07
EA13-045		632	640	8	0.42	0.78
EA13-045		640	661	21	0.08	0.17
EA13-046		1	632	631	0.07	0.02
EA13-046		632	642	10	0.70	0.03
EA13-046		642	654	12	0.07	0.00
EA13-046		654	668	14	0.44	0.01
EA13-046		668	688	20	0.04	0.01
EA13-046		688	722	34	0.15	0.03
EA13-046		722	772	50	1.09	0.97
EA13-046		772	792	20	1.24	1.29
EA13-046	includes	772	782	10	1.93	1.90
EA13-046		792	806	14	0.47	0.07
EA13-046		806	827	21	0.06	0.11
EA13-047		2	300	298	0.01	0.02
EA13-047		300	310	10	0.02	0.42
EA13-047		310	348	38	0.00	0.00
EA13-047	includes	332	340	8	2.38	2.75
EA13-047		348	420	72	0.05	0.08
EA13-053		2	526	524	0.01	0.01
EA13-053		526	538	12	0.30	0.60
EA13-053		538	598	60	0.10	0.05
EA13-053		598	610	12	0.27	0.22
EA13-053		610	634	24	0.03	0.03
EA13-053		634	646	12	0.55	0.46
EA13-053		646	725	79	0.00	0.00

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-054		0	174	174	0.09	0.02
EA13-054		174	188	14	0.69	0.17
EA13-054		188	198	10	0.07	0.04
EA13-054		198	228	30	1.11	0.28
EA13-054		228	276	48	0.13	0.05
EA13-054		276	296	20	0.40	0.11
EA13-054		296	504	208	0.08	0.03
EA13-054		504	628	124	1.08	1.52
EA13-054	includes	520	570	50	1.56	2.19
EA13-054	includes	578	584	6	1.67	2.17
EA13-054	includes	592	598	6	1.18	1.88
EA13-054		628	668	40	0.09	0.05
EA13-056		1	196	195	0.02	0.03
EA13-056		196	224	28	0.12	0.16
EA13-056		224	508	284	0.04	0.02
EA13-056		508	512	4	0.79	0.06
EA13-056		512	740	228	0.05	0.02
EA13-056		740	784	44	0.43	0.17
EA13-056		784	796	12	1.74	1.84
EA13-056		796	820	24	0.68	0.36
EA13-056		820	824	4	0.03	0.04
EA13-061		2	496	494	0.02	0.03
EA13-063		0	72	72	0.02	0.02
EA13-063		72	76	4	2.79	0.05
EA13-063		76	378	302	0.05	0.01
EA13-063		378	390	12	0.81	0.23
EA13-063		390	476	86	0.04	0.08
EA13-063		476	480	4	0.11	0.42
EA13-063		480	492	12	0.03	0.13
EA13-063		492	500	8	0.17	0.47
EA13-063		500	528	28	0.02	0.05
EA13-063		528	558	30	0.06	0.20
EA13-063		558	620	62	0.34	0.78
EA13-063	includes	560	572	12	0.45	0.97
EA13-063	includes	594	602	8	0.44	1.12
EA13-063		620	646	26	0.03	0.05
EA13-063		646	654	8	0.20	0.39
EA13-065		0	362	362	0.02	0.01
EA13-065		362	380	18	0.71	0.11
EA13-065	includes	362	366	4	1.23	0.13
EA13-065	includes	376	378	2	2.16	0.33
EA13-065		380	478	98	0.23	0.06
EA13-065		478	694	216	0.04	0.02
EA13-065		694	720	26	0.99	0.88
EA13-065	includes	696	706	10	1.63	1.45
EA13-065	includes	716	718	2	1.05	1.04
EA13-065		720	786	66	0.24	0.12
EA13-065		786	792	6	0.43	0.43
EA13-065		792	803	11	0.09	0.13

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-067		2	252	250	0.03	0.03
EA13-067		252	266	14	0.23	0.18
EA13-067		266	274	8	4.04	2.27
EA13-067		274	379	105	0.06	0.06
EA13-070		1	512	512	0.02	0.02
EA13-070		512	528	16	0.48	0.50
EA13-070	includes	514	520	6	0.81	0.92
EA13-070		528	588	60	0.08	0.04
EA13-071		0	132	132	0.11	0.03
EA13-071	includes	76	80	4	1.13	0.12
EA13-071		132	212	80	0.46	0.05
EA13-071		212	232	20	0.04	0.00
EA13-071		232	314	82	0.20	0.02
EA13-071		314	769	455	0.04	0.03
EA13-073		0	532	532	0.04	0.03
EA13-073		532	560	28	0.58	0.03
EA13-073		560	846	286	0.06	0.01
EA13-076		0	372	372	0.03	0.02
EA13-076		372	396	24	0.36	0.37
EA13-076		396	416	20	0.76	1.00
EA13-076	includes	396	400	4	1.24	1.09
EA13-076	includes	404	408	4	0.36	1.17
EA13-076	includes	410	416	6	1.08	1.46
EA13-076		416	434	18	0.63	0.23
EA13-076		434	476	42	0.04	0.04
EA13-077		0	128	128	0.06	0.02
EA13-077		128	202	74	0.86	0.14
EA13-077	includes	142	152	10	1.37	0.24
EA13-077	includes	166	176	10	1.16	0.19
EA13-077	includes	190	200	10	1.19	0.19
EA13-077		202	268	66	0.30	0.05
EA13-077		268	294	26	0.53	0.05
EA13-077		294	800	506	0.03	0.03
EA13-077		800	844	44	0.14	0.15
EA13-077		844	865	21	0.03	0.04
EA13-078		2	292	290	0.01	0.02
EA13-078		292	316	24	1.31	1.69
EA13-078	includes	294	300	6	2.66	2.74
EA13-078		316	433	117	0.03	0.02

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-080		0	14	14	0.04	0.01
EA13-080		14	76	62	0.37	0.08
EA13-080		76	442	366	0.02	0.03
EA13-080		442	450	8	0.74	0.10
EA13-080		450	534	84	0.02	0.01
EA13-080		534	542	8	0.42	0.04
EA13-080		542	670	128	0.04	0.02
EA13-080		670	690	20	1.59	0.18
EA13-080		690	732	42	0.08	0.03
EA13-080		732	754	22	0.36	0.05
EA13-080		754	792	38	0.02	0.01
EA13-080		792	806	14	0.25	0.01
EA13-080		806	850	44	0.01	0.02
EA13-081		0	510	510	0.05	0.03
EA13-081		510	524	14	0.48	0.01
EA13-081		524	778	254	0.04	0.02
EA13-081		778	786	8	0.96	0.28
EA13-081		786	800	14	0.26	0.01
EA13-081		800	853	53	0.03	0.01
EA13-082		4	389	385	0.02	0.02
EA13-083		1	174	173	0.02	0.02
EA13-083		174	184	10	0.18	0.20
EA13-083		184	198	14	0.06	0.11
EA13-083		198	222	24	0.48	0.43
EA13-083		222	260	38	0.03	0.03
EA13-083		260	282	22	0.89	0.62
EA13-083		282	296	14	0.25	0.11
EA13-083		296	308	12	0.04	0.03
EA13-083		308	316	8	1.90	0.46
EA13-083		316	331	15	0.04	0.07
EA13-085		0	60	60	0.06	0.02
EA13-085		60	82	22	0.68	0.05
EA13-085		82	158	76	0.06	0.02
EA13-085		158	176	18	0.24	0.04
EA13-085		176	298	122	0.06	0.02
EA13-085		298	322	24	0.23	0.05
EA13-085		322	352	30	1.07	0.17
EA13-085	includes	322	328	6	1.78	0.04
EA13-085		352	384	32	0.16	0.06
EA13-085		384	394	10	1.00	0.04
EA13-085		394	420	26	0.39	0.05
EA13-085		420	486	66	0.12	0.01
EA13-085		486	498	12	0.23	0.41
EA13-085		498	672	174	0.06	0.10
EA13-085		672	760	88	0.02	0.02
EA13-085		760	808	48	0.07	0.09
EA13-085		808	818	10	0.26	0.45
EA13-085		818	832	14	0.02	0.04

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-086		2	242	240	0.03	0.03
EA13-086		242	270	28	0.38	0.22
EA13-086		270	282	12	1.23	0.90
EA13-086	includes	272	278	6	2.12	1.36
EA13-086		282	320	38	0.03	0.10
EA13-086		320	374	54	0.17	0.16
EA13-087		0	12	12	0.03	0.01
EA13-087		12	28	16	0.21	0.12
EA13-087		28	56	28	0.18	0.07
EA13-087		56	634	578	0.02	0.02
EA13-087		634	642	8	0.12	0.16
EA13-087		642	840	198	0.03	0.02
EA13-088		0	294	294	0.02	0.01
EA13-088		294	348	54	0.35	0.05
EA13-088		348	370	22	0.05	0.01
EA13-088		370	412	42	0.53	0.05
EA13-088		412	514	102	0.04	0.04
EA13-088		514	596	82	1.95	2.57
EA13-088		596	643	47	0.06	0.05
EA13-089		0	416	416	0.02	0.02
EA13-089		416	430	14	0.59	0.57
EA13-089		430	446	16	0.10	0.09
EA13-089		446	462	16	0.32	0.36
EA13-089		462	521	59	0.02	0.02
EA13-090		0	320	320	0.02	0.01
EA13-090		320	336	16	0.24	0.03
EA13-090		336	416	80	0.79	0.07
EA13-090		416	430	14	0.21	0.01
EA13-090		430	590	160	0.05	0.01
EA13-090		590	598	8	0.45	0.00
EA13-090		598	640	42	0.02	0.01
EA13-090		640	672	32	1.94	2.11
EA13-090	includes	660	672	12	2.96	2.52
EA13-090		672	682	10	0.51	0.45
EA13-090		682	750	68	0.04	0.05
EA13-091		1	178	177	0.09	0.02
EA13-091		178	192	14	0.31	0.03
EA13-091		192	242	50	0.11	0.01
EA13-091		242	252	10	0.43	0.05
EA13-091		252	278	26	0.09	0.05
EA13-091		278	328	50	0.59	0.24
EA13-091		328	472	144	0.18	0.05
EA13-091		472	512	40	0.45	0.09
EA13-091		512	748	236	0.04	0.04
EA13-092		0	300	300	0.06	0.01
EA13-092		300	358	58	0.32	0.10
EA13-092		358	382	24	0.10	0.08
EA13-092		382	390	8	0.94	0.27
EA13-092		390	458	68	0.15	0.16
EA13-092		458	528	70	0.06	0.07
EA13-092		528	568	40	0.13	0.24
EA13-092		568	614	46	0.12	0.24
EA13-092		614	638	24	0.01	0.02

East Cave

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
AF12-190	40	54	14	0.02	0.47
AF12-190	54	80	26	0.03	0.16
AF12-190	80	126	46	0.15	0.40
AF12-190	126	158	32	0.04	0.21
AF12-190	158	216	58	0.14	0.52
AF12-190	216	260	44	0.03	0.11
AF12-190	260	290	30	0.13	0.37
AF12-190	290	360	70	0.03	0.10
AF12-190	360	374	14	0.09	0.35
AF12-190	374	400.2	26	0.03	0.15
AF12-191	27	48	21	0.09	3.79
AF12-191	48	58	10	0.05	0.54
AF12-191	58	116	58	0.03	0.17
AF12-191	116	154	38	0.37	0.60
AF12-191	154	222	68	0.08	0.20
AF12-191	222	252	30	0.35	0.46
AF12-191	252	332	80	0.12	0.26
AF12-191	332	375.5	44	0.05	0.18
AF12-192	43	74	31	0.02	0.06
AF12-192	74	118	44	0.24	0.52
AF12-192	118	174	56	1.39	2.38
AF12-192	174	250.6	77	0.09	0.24
AF12-193	67	90	23	0.33	0.61
AF12-193	90	178	88	0.13	0.38
AF12-193	178	250.24	72	0.35	0.65
AF12-194	22	62	40	0.55	2.26
AF12-194	62	74	12	0.02	0.34
AF12-194	74	92	18	0.02	0.15
AF12-194	92	104	12	0.16	0.96
AF12-194	104	122	18	0.04	0.17
AF12-194	122	164	42	0.13	0.23
AF12-194	164	204	40	0.56	0.72
AF12-194	204	238	34	0.18	0.30
AF12-194	238	500.2	262	0.02	0.03
AF12-195	77	98	21	0.15	0.50
AF12-195	98	134	36	0.04	0.15
AF12-195	134	146	12	0.07	0.31
AF12-195	146	168	22	0.02	0.12
AF12-195	168	190	22	0.11	0.44
AF12-195	190	228	38	0.03	0.15
AF12-195	228	288	60	0.11	0.31
AF12-195	288	400	112	0.08	0.19

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
AF12-196	72	88	16	0.11	0.25
AF12-196	88	164	76	0.04	0.14
AF12-196	164	184	20	0.11	0.37
AF12-196	184	244	60	0.03	0.14
AF12-196	244	252	8	0.09	0.31
AF12-196	252	324	72	0.03	0.05
AF12-196	324	358	34	0.03	0.43
AF12-196	358	370	12	0.12	0.38
AF12-196	370	392	22	0.02	0.07
AF12-196	392	406	14	0.11	0.24
AF12-196	406	418	12	0.03	0.11
AF12-196	418	442	24	0.12	0.27
AF12-196	442	450.2	8	0.04	0.05
AF12-197	4	108	104	0.14	0.87
AF12-197	108	152	44	0.04	0.12
AF12-197	152	212	60	0.21	0.56
AF12-197	212	242	30	0.03	0.15
AF12-197	242	550.2	308	0.04	0.05
EA13-039	18	76	58	0.16	0.43
EA13-039	76	146	70	0.03	0.17
EA13-039	146	202	56	0.10	0.32
EA13-039	202	271	69	0.00	0.01
EA13-043	18	56	38	0.20	0.46
EA13-043	56	154	98	0.09	0.23
EA13-043	154	211.5	58	0.07	0.07
AF13-198	19	32	13	0.17	0.23
AF13-198	32	58	26	0.17	0.46
AF13-198	58	72	14	0.02	0.23
AF13-198	72	82	10	0.01	0.15
AF13-198	82	98	16	0.07	0.39
AF13-198	98	114	16	0.03	0.24
AF13-198	114	136	22	0.07	0.33
AF13-198	136	146	10	0.02	0.17
AF13-198	146	162	16	0.18	0.60
AF13-198	162	200	38	0.04	0.20
AF13-198	200	238	38	0.07	0.35
AF13-198	238	292.3	50	0.03	0.16
AF13-199	19	82	63	0.04	0.31
AF13-199	82	100	18	0.05	0.09
AF13-199	100	136	36	0.04	0.31
AF13-199	136	203.9	68	0.00	0.00
AF13-200	12	162	150	0.01	0.02
AF13-200	162	220	58	0.10	0.43
AF13-200	220	228.6	9	0.04	0.10
AF13-201	103	291	188	0.00	0.00
AF13-201	291	310	15	0.24	0.07
AF13-202	142	313.6	172	0.00	0.00
AF13-203	11	240.5	230	0.00	0.00
AF13-204	8	240.5	233	0.00	0.00
AF13-206	15	198.1	183	0.00	0.00

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
AF13-207		41	62	21	1.31	1.18
AF13-207		62	110	48	0.15	0.48
AF13-207		110	124	14	0.02	0.19
AF13-207		124	164	40	0.07	0.57
AF13-207		164	194	30	0.11	0.17
AF13-207		194	222.2	28	0.02	0.05
AF13-208		54	104	50	0.07	0.29
AF13-208		104	138	34	0.06	0.13
AF13-208		138	246	108	0.06	0.28
AF13-208		246	272	26	0.04	0.13
AF13-208		272	278	6	0.02	0.45
AF13-208		278	298.7	21	0.00	0.01
AF13-209		167	230.7	64	0.01	0.01
AF13-210		44	62	18	0.65	1.10
AF13-210		62	114	52	0.15	0.54
AF13-210		114	136	22	0.05	0.15
AF13-210		136	180	44	0.30	0.88
AF13-210	includes	140	158	18	0.53	1.48
AF13-210		180	210.62	31	0.01	0.06
AF13-212		46	92	46	0.15	0.58
AF13-212		92	100	8	0.03	0.22
AF13-212		100	108	8	0.20	0.60
AF13-212		108	138	30	0.02	0.12
AF13-212		138	190	52	0.15	0.62
AF13-212	includes	144	150	6	0.35	1.12
AF13-212	includes	172	182	10	0.27	1.10
AF13-212		190	199.95	10	0.01	0.01
AF13-213		40	167.95	128	0.00	0.01
AF13-214		30	132.89	102	0.01	0.02
AF13-215		54	98	44	0.09	0.27
AF13-215		98	236	138	0.04	0.14
AF13-215		236	288	52	1.77	2.03
AF13-215		288	320	32	0.15	0.55
AF13-215		320	330	10	0.02	0.16
AF13-215		330	344	14	0.40	0.37
AF13-215		344	356	12	0.53	1.41
AF13-215		356	388	32	0.09	0.54
AF13-215		388	406	18	0.12	0.74
AF13-215	includes	388	400	12	0.15	0.92
AF13-215		406	411.48	5	0.02	0.07
AF13-216		37	181.97	145	0.00	0.01
AF13-217		47	203.3	157	0.00	0.00
AF13-218		50	96	46	0.07	0.13
AF13-218		96	154	58	0.03	0.03
AF13-218		154	174	20	0.10	0.16
AF13-218		174	188	14	0.06	0.10
AF13-218		188	198	10	0.23	0.41
AF13-218		198	338	140	0.02	0.04
AF13-218		338	346	8	0.13	0.47
AF13-218		346	356	10	0.04	0.04
AF13-218		356	376	20	0.09	0.31
AF13-218		376	392	16	0.03	0.11
AF13-218		392	399.29	7	0.11	0.46
AF13-219		31	105.77	75	0.00	0.01

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
AF13-220		31	216.1	185	0.00	0.00
AF13-221		51	467.87	416	0.04	0.06
AF13-222		34	100	66	0.01	0.01
AF13-222		100	110	10	0.62	0.62
AF13-222		110	154	44	0.10	0.05
AF13-222		154	176	22	0.22	0.27
AF13-222		176	185.93	10	0.08	0.05
AF13-223		40	239.88	200	0.01	0.01
AF13-224		58	140	82	0.04	0.07
AF13-224		140	154	14	0.26	0.98
AF13-224		154	268.22	114	0.01	0.04
AF13-225		34	87.48	54	0.01	0.02
AF13-225B		28	200.3	172	0.01	0.01
AF13-226		57	177.7	121	0.04	0.08
AF13-227		38	70	32	0.06	0.27
AF13-227		70	216	146	0.04	0.09
AF13-227		216	264	48	0.30	0.48
AF13-227		264	298	34	0.07	0.18
AF13-227		298	322	24	0.24	1.37
AF13-227	includes	316	322	6	0.12	2.92
AF13-227		322	358	36	0.03	0.32
AF13-227		358	480.67	123	0.03	0.07

Hanging Wall Lens

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-040		76	138	62	0.10	0.21
EA13-040		76	138	62	0.10	0.26
EA13-040		138	166	28	0.72	1.11
EA13-040		166	224	58	0.14	0.62
EA13-040		224	240	16	0.07	0.20
EA13-040		240	254	14	0.12	0.39
EA13-040		254	270.4	16	0.04	0.17
EA13-041		0	66	66	0.10	0.04
EA13-041		66	82	16	0.79	0.19
EA13-041		82	226	144	0.01	0.01
EA13-041		226	256	30	1.69	1.22
EA13-041	includes	234	242	8	2.83	1.29
EA13-041		256	338	82	0.09	0.07
EA13-041		338	371	33	0.02	0.08
EA13-044		0	48	48	0.03	0.04
EA13-044		48	94	46	0.36	0.51
EA13-044		94	112	18	0.05	0.03
EA13-044		112	218	106	0.12	0.08
EA13-044		218	238	20	0.52	0.11
EA13-044		238	401.73	164	0.02	0.03
EA13-048		2	58	56	0.07	0.04
EA13-048		58	70	12	0.61	0.24
EA13-048		70	242	172	0.05	0.03
EA13-048		242	262	20	0.40	0.31
EA13-048		262	340	78	0.05	0.05
EA13-048		340	398	58	0.53	0.45
EA13-048		398	444.4	46	0.28	0.32
EA13-049		0	38	38	0.05	0.06
EA13-049		38	60	22	0.25	0.38
EA13-049		60	86	26	0.13	0.16
EA13-049		86	256	170	0.08	0.03
EA13-049		256	278	22	1.68	1.08
EA13-049		278	432.2	154	0.03	0.03
EA13-050		0	10	10	0.01	0.02
EA13-050		10	30	20	0.50	0.17
EA13-050		30	66	36	0.12	0.11
EA13-050		66	80	14	0.31	0.42
EA13-050		80	208	128	0.08	0.05
EA13-050		208	282	74	0.06	0.04
EA13-050		282	296	14	1.58	0.87
EA13-050		296	319.4	23	0.02	0.02
EA13-051		1	98	97	0.32	0.09
EA13-051		98	324	226	0.01	0.02
EA13-051		324	336	12	0.53	0.23
EA13-051		336	378	42	0.04	0.05
EA13-051		378	390	12	0.46	0.85
EA13-051		390	422.8	33	0.04	0.06

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-052		0	36	36	0.05	0.04
EA13-052		36	82	46	0.15	0.22
EA13-052		82	202	120	0.06	0.05
EA13-052		202	234	32	0.44	0.23
EA13-052		234	256	22	0.07	0.03
EA13-052		256	318	62	0.37	0.43
EA13-052		318	353	35	0.01	0.01
EA13-055		2	20	18	0.20	0.05
EA13-055		20	40	20	0.12	0.06
EA13-055		40	62	22	0.37	0.20
EA13-055		62	228	166	0.09	0.06
EA13-055		228	268	40	0.25	0.23
EA13-055		268	294	26	0.01	0.02
EA13-055		294	300	6	1.42	0.39
EA13-055		300	310	10	0.06	0.08
EA13-055		310	336	26	0.44	0.88
EA13-055	includes	320	336	16	0.57	1.00
EA13-055		336	363.6	28	0.07	0.03
EA13-057		2	34	32	0.15	0.04
EA13-057		34	80	46	0.43	0.40
EA13-057		80	256	176	0.05	0.05
EA13-057		256	280	24	0.24	0.18
EA13-057		280	404.8	125	0.03	0.04
EA13-058		1	24	23	0.13	0.08
EA13-058		24	408	384	0.05	0.03
EA13-058		408	430	22	0.81	0.67
EA13-058		430	447.8	18	0.03	0.04
EA13-059		1	14	13	0.04	0.03
EA13-059		14	66	52	0.40	0.22
EA13-059		66	86	20	0.04	0.03
EA13-059		86	102	16	0.33	0.26
EA13-059		102	224	122	0.02	0.02
EA13-059		224	242	18	0.72	0.25
EA13-059		242	364	122	0.04	0.04
EA13-059		364	374	10	0.29	0.24
EA13-059		374	444.4	70	0.01	0.01
EA13-060		0	22	22	0.04	0.03
EA13-060		22	74	52	0.34	0.24
EA13-060		74	292	218	0.03	0.03
EA13-060		292	302	10	0.36	0.33
EA13-060		302	459.6	158	0.05	0.06
EA13-062		2	252	250	0.04	0.02
EA13-062		252	352	100	0.80	0.43
EA13-062	includes	256	264	8	1.32	0.74
EA13-062	includes	336	346	10	3.02	0.75
EA13-062		352	400	48	0.29	0.11
EA13-062	includes	370	378	8	1.56	0.53
EA13-062		400	452	52	0.80	0.43
EA13-062		452	481.3	29	0.01	0.01

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-064		0	16	16	0.01	0.02
EA13-064		16	88	72	0.43	0.28
EA13-064		38	108	70	0.05	0.05
EA13-064		48	128	80	0.29	0.14
EA13-064		88	254	166	0.01	0.02
EA13-064		254	310	56	0.12	0.13
EA13-064		310	424.59	115	0.03	0.04
EA13-066		3	34	31	0.01	0.01
EA13-066		34	54	20	0.71	0.14
EA13-066		54	80	26	0.02	0.01
EA13-066		80	94	14	0.80	0.16
EA13-066		94	208	114	0.03	0.02
EA13-066		208	230	22	1.41	0.47
EA13-066	includes	210	222	12	2.12	0.57
EA13-066		230	280	50	0.01	0.03
EA13-066		280	304	24	0.30	0.53
EA13-066		304	352.96	49	0.02	0.03
EA13-068		4	284	280	0.06	0.02
EA13-068		284	328	44	0.51	0.24
EA13-068		328	366	38	0.20	0.09
EA13-068		366	418	52	2.04	1.43
EA13-068		418	440	22	0.35	0.23
EA13-068		440	536.14	96	0.06	0.04
EA13-069		2	82	80	0.03	0.02
EA13-069		82	114	32	0.23	0.13
EA13-069		114	226	112	0.02	0.02
EA13-069		226	270	44	0.21	0.08
EA13-069		270	332	62	0.05	0.05
EA13-069		332	368	36	0.24	0.42
EA13-069		368	386.49	18	0.02	0.04
EA13-072		2	68	66	0.06	0.02
EA13-072		68	78	10	0.32	0.10
EA13-072		78	350	272	0.04	0.03
EA13-072		350	390	40	0.21	0.19
EA13-072		390	410.87	21	0.04	0.08
EA13-074		4	54	50	0.02	0.02
EA13-074		54	102	48	0.15	0.10
EA13-074		102	389.5	288	0.01	0.02
EA13-075		2	58	56	0.02	0.02
EA13-075		58	74	16	0.53	0.27
EA13-075		74	316	242	0.01	0.01
EA13-075		316	388	72	0.42	0.21
EA13-075	includes	344	352	8	1.36	0.67
EA13-075		388	510	122	0.01	0.02
EA13-075		510	548	38	0.01	0.02
EA13-075		548	575.77	28	0.02	0.03

Drill Hole		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
EA13-079		2	33.22	31	0.10	0.07
EA13-079A		3	15.54	13	0.00	0.00
EA13-079B		4	294	290	0.02	0.01
EA13-079B		294	366	72	0.43	0.19
EA13-079B		366	462	96	1.79	1.08
EA13-079B	includes	434	462	28	2.06	0.79
EA13-079B		434	462	28	2.06	0.79
EA13-079B	includes	506	512	6	1.08	1.12
EA13-079B		462	514	52	0.27	0.31
EA13-084		3	56	53	0.33	0.14
EA13-084	includes	18	26	8	2.19	0.88
EA13-084		56	70	14	1.30	0.20
EA13-084		70	296	226	0.02	0.01
EA13-084		296	334	38	0.19	0.11
EA13-084		334	360	26	0.75	0.37
EA13-084		360	402	42	0.17	0.12
EA13-084		402	442	40	0.46	0.32
EA13-084		442	511.76	70	0.03	0.06

New Afton 2012 and 2013 Exploration Drilling

2400 N
2200 N
2000 N
1800 N
1600 N
2600 E
2800 E
3000 E
3200 E
3400 E
3600 E
3800 E
4000 E
Main B-Zone
Reserve
C Zone
East Cave
Extension
HW Lens
Supergene Min'zn
Primary Min'zn

New Afton 2012 & 2013 Exploration Program
Drill Hole Collar Location
(Northing & Easting coordinates based onlocal New Afton mine grid)
Target Area	Drill Hole Number	Northing (meters)	Easting (meters)	Elevation (masl)	Azimuth (degrees)	Dip (degrees)	Total length (meters)
C-Zone	EA12-001	2367.1	3303.1	5068.2	171.60	-21	569.4
C-Zone	EA12-002	2278.6	3102.5	5117.0	161.90	-32	441.0
C-Zone	EA12-003	2278.7	3102.6	5117.0	157.21	-40	313.3
C-Zone	EA12-004	2364.6	3303.4	5067.3	174.15	-22	529.7
C-Zone	EA12-005	2277.0	3101.2	5117.1	161.00	-44	554.1
C-Zone	EA12-006	2364.8	3303.1	5067.1	178.41	-28	545.9
C-Zone	EA12-007	2276.2	3101.3	5116.6	169.32	-44	545.6
C-Zone	EA12-008	2365.1	3302.9	5067.4	186.55	-22	529.7
C-Zone	EA12-009	2276.2	3101.3	5116.5	168.53	-39	521.2
C-Zone	EA12-010	2365.1	3302.9	5067.4	186.57	-27	548.3
C-Zone	EA12-011	2275.9	3100.2	5116.5	177.70	-45	554.7
C-Zone	EA12-012	2275.7	3100.0	5117.2	177.42	-41	517.3
C-Zone	EA12-013	2364.9	3303.4	5067.2	171.56	-26	558.4
C-Zone	EA12-014	2357.4	3117.7	5126.5	195.81	-32	459.3
C-Zone	EA12-015	2275.7	3100.0	5117.3	187.30	-17	224.6
C-Zone	EA12-016	2364.5	3303.4	5066.1	173.25	-46	685.2
C-Zone	EA12-017	2276.1	3099.5	5117.0	196.74	-25	172.2
C-Zone	EA12-018	2357.5	3117.9	5126.7	190.27	-28	438.9
C-Zone	EA12-019	2275.9	3100.1	5116.0	177.67	-54	634.0
C-Zone	EA12-020	2366.6	3303.4	5067.8	171.94	-38	637.3
C-Zone	EA12-021	2358.9	3118.2	5127.3	189.42	-39	596.8
C-Zone	EA12-022	2275.9	3100.1	5115.9	178.24	-59	640.1
C-Zone	EA12-023	2365.5	3303.0	5067.5	186.77	-46	693.7
C-Zone	EA12-024	2357.9	3118.0	5126.5	196.03	-52	741.9
C-Zone	EA12-025	2276.7	3099.3	5116.5	203.35	-54	630.9
C-Zone	EA12-026	2364.3	3304.0	5066.6	164.38	-32	608.4
C-Zone	EA13-027	2276.3	3099.1	5116.2	200.96	-60	696.2
C-Zone	EA13-028	2364.5	3304.0	5066.4	164.63	-41	649.5
C-Zone	EA13-029	2367.0	3303.2	5068.5	179.15	-33	576.7
C-Zone	EA13-030	2277.2	3100.3	5116.3	187.41	-62	764.4
C-Zone	EA13-031	2364.7	3303.3	5066.1	179.16	-49	736.4
C-Zone	EA13-032	2276.5	3099.8	5116.9	184.80	-55	621.8
C-Zone	EA13-033	2276.8	3098.4	5116.1	220.35	-57	681.2
C-Zone	EA13-034	2366.2	3302.6	5067.5	200.25	-59	849.2
C-Zone	EA13-035	2276.9	3098.3	5116.4	222.40	-54	635.2
C-Zone	EA13-036	2365.8	3302.5	5066.9	194.90	-48	724.8
C-Zone	EA13-037	2278.0	3099.6	5118.1	213.01	-59	685.5
C-Zone	EA13-038	2364.9	3303.3	5067.0	178.91	-41	653.8
C-Zone	EA13-042	2163.8	3506.0	5020.9	180.09	-28	324.0
C-Zone	EA13-045	2278.3	3099.5	5118.4	218.08	-54	661.4
C-Zone	EA13-046	2366.6	3302.8	5067.8	193.20	-57	826.9
C-Zone	EA13-047	2164.2	3302.8	5020.0	179.68	-47	420.0
C-Zone	EA13-053	2165.5	3302.8	5022.1	181.22	-64	724.8
C-Zone	EA13-054	2277.0	3302.8	5116.4	209.87	-54	667.5
C-Zone	EA13-056	2365.8	3302.8	5067.2	169.83	-55	824.5
C-Zone	EA13-061	2165.5	3302.8	5019.9	178.63	-61	496.2
C-Zone	EA13-063	2277.5	3302.8	5116.8	234.07	-54	654.7
C-Zone	EA13-065	2366.7	3302.8	5067.6	202.56	-52	803.5
C-Zone	EA13-067	2166.5	3302.8	5021.7	193.77	-38	379.0
C-Zone	EA13-070	2164.2	3302.8	5019.2	200.33	-59	588.5
C-Zone	EA13-071	2277.6	3302.8	5116.7	244.97	-55	769.3
C-Zone	EA13-073	2366.0	3302.8	5067.0	180.38	-58	846.4
C-Zone	EA13-076	2166.6	3302.8	5021.9	193.02	-51	476.4
C-Zone	EA13-077	2277.9	3302.8	5116.9	254.13	-54	865.0
C-Zone	EA13-078	2165.0	3302.8	5020.7	165.11	-44	432.5
C-Zone	EA13-080	2359.3	3302.8	5127.2	253.62	-54	850.1
C-Zone	EA13-081	2367.1	3302.8	5066.6	185.67	-59	852.5
C-Zone	EA13-082	2165.6	3302.8	5021.3	165.38	-37	388.6
C-Zone	EA13-083	2164.3	3302.8	5020.7	168.84	-25	330.7
C-Zone	EA13-085	2277.2	3302.8	5116.8	218.88	-64	831.5
C-Zone	EA13-086	2164.5	3302.8	5020.5	193.54	-38	374.3
C-Zone	EA13-087	2359.3	3302.8	5126.8	254.22	-49	839.7
C-Zone	EA13-088	2366.6	3302.8	5067.6	190.48	-43	642.8
C-Zone	EA13-089	2164.7	3302.8	5020.6	157.17	-36	520.9
C-Zone	EA13-090	2368.4	3302.8	5069.6	198.01	-47	749.8
C-Zone	EA13-091	2358.2	3302.8	5127.1	208.94	-54	748.3
C-Zone	EA13-092	2277.8	3302.8	5117.2	226.89	-56	638.0

Target Area	Drill Hole Number	Northing (meters)	Easting (meters)	Elevation (masl)	Azimuth (degrees)	Dip (degrees)	Total length (meters)
East Extension	AF12-190	1930.5	3302.8	5459.0	345.95	-70	400.2
East Extension	AF12-191	1930.1	3302.8	5459.3	319.50	-72	375.5
East Extension	AF12-192	1931.1	3302.8	5458.8	327.01	-46	250.6
East Extension	AF12-193	1931.0	3302.8	5458.8	343.27	-55	250.2
East Extension	AF12-194	1925.5	3302.8	5459.2	41.59	-80	500.2
East Extension	AF12-195	1935.4	3302.8	5462.0	357.22	-74	400.2
East Extension	AF12-196	1936.1	3302.8	5461.7	8.54	-69	450.2
East Extension	AF12-197	1925.7	3302.8	5458.6	35.58	-70	550.2
East Extension	AF13-198	2007.2	3302.8	5459.4	357.50	-54	292.3
East Extension	AF13-199	2007.7	3302.8	5459.3	13.17	-42	203.9
East Extension	AF13-200	1967.6	3302.8	5467.7	351.94	-20	228.6
East Extension	AF13-201	1936.1	3302.8	5467.8	357.99	-49	310.0
East Extension	AF13-202	1935.6	3302.8	5468.3	357.89	-55	313.6
East Extension	AF13-203	1965.5	3302.8	5468.3	350.86	-31	240.5
East Extension	AF13-204	1965.3	3302.8	5467.7	350.58	-43	240.5
East Extension	AF13-206	1967.9	3302.8	5467.7	4.71	-18	198.1
East Extension	AF13-207	2004.4	3302.8	5458.6	359.30	-48	222.2
East Extension	AF13-208	1948.9	3302.8	5462.2	6.37	-46	298.7
East Extension	AF13-209	1935.1	3302.8	5467.8	104.01	-89	230.7
East Extension	AF13-210	2003.4	3302.8	5459.4	0.40	-36	210.6
East Extension	AF13-212	2005.1	3302.8	5458.6	359.76	-32	199.9
East Extension	AF13-213	1935.5	3302.8	5467.8	0.55	-72	167.9
East Extension	AF13-214	1935.4	3302.8	5467.9	357.86	-76	132.9
East Extension	AF13-215	1948.9	3302.8	5461.9	6.54	-52	411.5
East Extension	AF13-216	1935.7	3302.8	5468.1	356.83	-61	192.3
East Extension	AF13-217	1936.2	3302.8	5467.9	357.88	-42	203.3
East Extension	AF13-218	1948.4	3302.8	5462.2	7.24	-59	399.3
East Extension	AF13-219	1937.9	3302.8	5467.8	12.00	-78	105.8
East Extension	AF13-220	1934.7	3302.8	5467.8	14.64	-69	216.1
East Extension	AF13-221	1948.4	3302.8	5462.0	7.93	-67	467.9
East Extension	AF13-222	1935.6	3302.8	5467.8	179.64	-60	185.9
East Extension	AF13-223	1935.5	3302.8	5470.8	345.61	-65	239.9
East Extension	AF13-224	1948.2	3302.8	5462.3	6.16	-78	268.2
East Extension	AF13-225	1936.7	3302.8	5467.5	345.00	-75	87.5
East Extension	AF13-225B	1941.4	3302.8	5468.0	178.40	-75	200.3
East Extension	AF13-226	1948.1	3302.8	5462.6	0.00	-90	177.7
East Extension	AF13-227	1975.0	3302.8	5460.2	9.18	-61	480.7
East Extension	EA13-039	2008.2	3302.8	5459.2	357.00	-38	271.0
East Extension	EA13-043	2006.6	3302.8	5460.5	356.68	-27	211.5
HW Lens	EA13-040	1937.7	3302.8	5459.0	1.92	-44	270.4
HW Lens	EA13-041	1751.8	3302.8	5493.2	0.28	-59	371.3
HW Lens	EA13-044	1704.1	3302.8	5503.3	0.00	-45	401.7
HW Lens	EA13-048	1753.0	3302.8	5489.9	359.38	-66	450.5
HW Lens	EA13-049	1704.0	3302.8	5503.8	0.19	-51	432.2
HW Lens	EA13-050	1704.3	3302.8	5503.1	16.14	-53	319.4
HW Lens	EA13-051	1752.5	3302.8	5489.8	2.99	-70	422.8
HW Lens	EA13-052	1704.2	3302.8	5503.2	18.28	-56	353.0
HW Lens	EA13-055	1703.8	3302.8	5502.9	18.92	-62	363.6
HW Lens	EA13-057	1703.8	3302.8	5502.7	22.25	-68	404.8
HW Lens	EA13-058	1751.9	3302.8	5489.8	355.26	-75	447.8
HW Lens	EA13-059	1703.6	3302.8	5503.9	4.21	-64	444.4
HW Lens	EA13-060	1703.9	3302.8	5503.4	3.50	-68	459.6
HW Lens	EA13-062	1752.3	3302.8	5489.8	358.18	-81	481.3
HW Lens	EA13-064	1704.2	3302.8	5502.6	5.85	-71	424.6
HW Lens	EA13-066	1723.6	3302.8	5497.5	0.24	-52	353.0
HW Lens	EA13-068	1753.1	3302.8	5490.2	356.11	-84	536.1
HW Lens	EA13-069	1724.2	3302.8	5496.7	358.83	-62	386.5
HW Lens	EA13-072	1723.5	3302.8	5498.2	358.85	-69	410.9
HW Lens	EA13-074	1723.5	3302.8	5497.1	358.64	-78	389.5
HW Lens	EA13-075	1752.7	3302.8	5493.1	316.11	-82	575.8
HW Lens	EA13-079	1752.8	3302.8	5490.1	313.64	-79	33.2
HW Lens	EA13-079A	1752.0	3302.8	5491.3	323.95	-78	15.5
HW Lens	EA13-079B	1752.3	3302.8	5490.6	331.77	-79	533.1
HW Lens	EA13-084	1751.6	3302.8	5489.9	337.85	-73	511.8